METOZ

METOZ HOLDINGS LIMITED
(Registration number 1946/021315/06)

First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809 5500
Fax: (011) 809 5537

15 December 2004

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose copies of –

1 an announcement which was published on 25 November 2004 on the news service of the JSE Securities Exchange South Africa ("SENS");

2 cautionary announcement which was published on SENS on 6 December 2004 and in the local press on 7 December 2004;

3 interim results announcement which was published on SENS on 7 December 2004 and in the local press on 8 December 2004,

which documents shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METOZ HOLDINGS LIMITED

P M GISHEN (MISS)
Group Company Secretary

dlw 12/30

METOZ HOLDINGS LIMITED
(formerly METRO CASH AND CARRY LIMITED)
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MOZ ISIN number: ZAE000057410
("Metoz")

METOZ AUSTRALIAN SUBSIDIARY ANNOUNCES ANOTHER STRONG RESULT

Metcash Trading Limited ("Metcash"), the Australian subsidiary of Metoz, today announced its reviewed results for the half year ended 31 October 2004. Salient features of the announcement were -

- turnover across all three core business pillars increased from A$3.44bn to A$3.52bn
- profit after tax up 9.5% to A$50.1m
- interim dividend increased by 10% to 5.5 Australian cents per share

The chief executive officer of Metcash, Mr. Andrew Reitzer, expressed his delight with the result, which was achieved in highly competitive trading conditions.

The results announcement is available at www.metcash.com

Johannesburg
25 November 2004

Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited

File Number
82-4279

METOZ

Metoz Holdings Limited
(Formerly Metro Cash and Carry Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MOZ ISIN: ZAE000057410
("Metoz")

DETAILED CAUTIONARY ANNOUNCEMENT RELATING TO A PROPOSAL TO ACQUIRE ALL THE ISSUED SHARES OF METOZ

1. INTRODUCTION

Following the disposal by Metoz earlier this year of Metcash Trading Africa (Proprietary) Limited, Metoz has as its principal asset a 60.3% equity stake in its Australian subsidiary Metcash Trading Limited ("Metcash Australia"). The board of directors of Metoz ("Metoz Board") has been notified by Metcash Australia that The Newco Project X Limited ("Newco")(ACN 112 073 480), incorporated in Australia intends to execute a capital reorganisation as set out below ("Capital Reorganisation").

Shareholders are accordingly advised that Newco has submitted to the Metoz Board a proposal to acquire all the shares in the share capital of Metoz ("the Offer") as part of the Capital Reorganisation.

Newco's intention is to implement the Offer by way of a scheme of arrangement ("Metoz Scheme") in terms of Section 311 of the Companies Act, 1973 (No 61 of 1973), as amended ("the Act"), to be proposed by Newco between Metoz and all its shareholders ("scheme members").

Should the Metoz Scheme be implemented, Newco will acquire all the scheme members' issued shares ("scheme shares"). As a result, Metoz will become a wholly-owned subsidiary of Newco and the listing of the shares of Metoz on the JSE Securities Exchange South Africa will be terminated.

2. THE CAPITAL REORGANISATION

The Capital Reorganisation will be executed by Newco and will be implemented by way of two inter-conditional schemes of arrangement, namely, the Metoz Scheme in South Africa and a Metcash Australia Scheme of Arrangement ("Metcash Australia Scheme") in Australia.

Under the Metcash Australia Scheme, Newco will offer to acquire all the shares in the share capital of Metcash Australia, other than those already held by Metoz, on the basis that the Metcash Australia shareholders, other than Metoz ("Metcash Australia minority shareholders"), will receive one Newco ordinary share for every Metcash Australia ordinary share held.

Assuming the Metoz Scheme and the Metcash Australia Scheme become effective, Newco will be listed on the Australian Stock Exchange and both Metoz and Metcash Australia will be wholly-owned subsidiaries of Newco.

3. THE CONSIDERATION

In terms of the Metoz scheme, scheme members will receive an amount in South African Rand which, assuming an exchange rate of 4.46 (ZAR:A$) will amount to R2.65 per Metoz share in cash ("scheme consideration"). The ZAR amount will vary with the actual ZAR:A$ exchange rate at which the currency is converted. The total scheme consideration will amount to approximately R4.8 billion based on R2.65 per Metoz share.

Each scheme member, registered as such on the anticipated record date of the scheme, will be entitled to receive the scheme consideration. The scheme consideration at the above assumed exchange rate represents a premium of 33% to the thirty day volume weighted average Metoz share price of R2.00 up to and including 3 December 2004, being the last trading day prior to the publication of this announcement.

4. OPINIONS AND RECOMMENDATIONS

The Metoz Board supports the offer in principle subject to confirmation of funding.

The Metoz Board has appointed Investec Bank Limited as the independent financial adviser ("the independent adviser") to advise the Metoz Board on whether the terms and conditions of the offer are fair and reasonable to scheme members. The independent adviser's opinion will be provided in the circular to be posted to scheme members.

5. CONDITIONS

The Metoz Scheme is subject, *inter alia*, to the fulfilment of the following conditions precedent –

5.1 the approval of the Metoz Scheme by a majority representing not less than 75% of the votes exercisable by scheme members present and voting at the scheme meeting, either in person or by proxy, and the sanctioning thereof by the High Court;

5.2 the registration by the Registrar of Companies of a certified copy of the Order of Court sanctioning the Metoz Scheme, in terms of the Act;

5.3 the obtaining of all regulatory approvals that may be necessary for the implementation of the Metoz Scheme, either unconditionally or subject to such conditions as are acceptable to Newco and Metoz;

5.4 no material adverse change having arisen in relation to Metoz, by no later than the business day prior to the date of the sanction of the scheme; and

5.5 the Metcash Australia Scheme becoming effective,

by (other than in the case of 5.4) no later than 30 June 2005.

The Metcash Australia Scheme is subject to regulatory and shareholder approval requirements applicable to a scheme of arrangement in Australia. In addition, it is subject to the Metoz Scheme becoming effective.

6. CONFIRMATION OF FUNDING

The Metoz Board has been informed that it will receive appropriate confirmation prior to 31 January 2005 that Newco has sufficient resources to discharge its obligations in terms of the Offer.

7. SHAREHOLDER SUPPORT

On 3 December 2004 the two largest Metoz shareholders, RMB Asset Management (Proprietary) Limited and Stanlib Asset Management Limited, which collectively control, as asset managers on behalf of clients, 47% of the issued ordinary shares in Metoz, separately provided binding undertakings to Newco to vote in favour of the Metoz Scheme and all such shareholders' resolutions as may be necessary to implement the Metoz Scheme. These undertakings will fall away on receipt by Metoz or all its shareholders of a materially superior offer, and needs to be certified by an independent financial adviser appointed by Metoz as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer.

8. FURTHER ANNOUNCEMENTS AND DOCUMENTATION

A further announcement setting out the salient dates of the Metoz Scheme, the pro forma financial effects on Metoz shareholders and confirmation of Newco having sufficient funds will be published on SENS and in the press as soon as possible. A circular, providing further information on the Metoz Scheme and containing, *inter alia*, a notice of the scheme meeting, a form of proxy and a form of surrender, is to be posted to scheme members in due course.

9. THE FOODLAND TAKEOVER OFFER

Simultaneously with the Capital Reorganisation, Metcash Australia announced that it intends to make an offer ("Foodland Takeover Offer") by means of an off-market takeover to acquire all the issued ordinary shares of Foodland Associated Limited ("Foodland") in Australia. This is a separate transaction and the Offer and Foodland Takeover Offer are not inter-conditional. The Foodland Takeover Offer is valued at approximately A$846 million (R3.77 billion at an exchange rate of 4.46) and is subject to Australian and South African regulatory requirements. The Metcash Australia announcement in respect of the Foodland Takeover Offer and the Capital Reorganisation is available on the Metcash Australia website which can be located at www.metcash.com.

10. CAUTIONARY ANNOUNCEMENT

Shareholders are advised to exercise caution when dealing in their Metoz shares until a further announcement is made. This cautionary announcement does not constitute a firm intent announcement in terms of rule 2.3 of the Securities Regulation Code.

Johannesburg
6 December 2004

Independent Adviser to Metoz	Sponsors to Metoz	Legal Adviser to Metoz
Investec Bank Limited	sasfin Corporate Finance, A Division of Sasfin Bank Limited	Fluxmans Attorneys

Advisers to Newco in Australia

Deutsche Bank AG

Momentum Corporate

Legal Adviser to Newco in South Africa

WWB
WEBBER WENTZEL BOWENS

File Number
82-4279

Metoz Holdings Limited

(Formerly Metro Cash and Carry Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MOZ ISIN: ZAE000057410

REVIEWED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 OCTOBER 2004

INCOME STATEMENT

	Reviewed Six months ended 31 October 2004 R'000	Reviewed* Six months ended 31 October 2003 R'000	Audited Year ended 30 April 2004 R'000
Revenue	18 192 712	25 051 942	51 517 132
Continuing	18 192 712	17 073 488	35 768 172
Discontinued	-	7 978 454	15 748 960
Cost of sales	(15 344 214)	(23 922 376)	(49 206 455)
Continuing	(15 344 214)	(16 317 132)	(34 251 717)
Discontinued	-	(7 605 244)	(14 954 738)
Administration, human resource and information systems costs	(331 585)	(442 703)	(864 948)
	516 913	686 863	1 445 729
Depreciation of tangible assets	(71 936)	(104 687)	(213 302)
Operating income	444 977	582 176	1 232 427
Continuing	444 977	443 222	890 810
Discontinued	-	138 954	341 617
Interest paid	(38 746)	(84 762)	(168 848)
Income before exceptional items and taxation	406 231	497 414	1 063 579
Exceptional items – refer comments below	88 188	(1 671)	(2 727)
Amortisation of goodwill and other intangibles	(25 391)	(26 657)	(57 067)
Income before taxation	469 028	469 086	1 003 785
Taxation	(199 943)	(159 950)	(341 653)
Income after taxation	269 085	309 136	662 132
Income attributable to outside shareholders	(91 051)	(118 569)	(250 655)
Income attributable to ordinary shareholders	**178 034**	190 567	411 477
DETERMINATION OF HEADLINE EARNINGS			
Income attributable to ordinary shareholders	178 034	190 567	411 477
Loss arising from allotment of shares by the Australian subsidiary	1 788	1 671	2 727
Net profit on disposal of African and South African operations	(89 976)	-	-
Amortisation of goodwill	20 014	21 519	46 660
Headline earnings	**109 860**	213 757	460 864
Ordinary shares in issue (000's)			
– total	1 794 343	1 793 610	1 798 154
– weighted average	1 795 237	1 799 610	1 788 861
Headline earnings per share (cents)	6.1	11.9	25.8
Headline earnings per share adjusted for exceptional non-recurring tax items – see comments (cents)	10.4	11.9	25.8
Attributable earnings per share (cents)	9.9	10.6	23.0

*Restated for the effect of the consolidation of the employee share trusts

BALANCE SHEET

	Reviewed Six months ended 31 October 2004 R'000	Reviewed* Six months ended 31 October 2003 R'000	Audited Year ended 30 April 2004 R'000
Assets			
Non-current assets	1 404 017	2 472 504	2 492 211
Tangible assets	596 389	1 175 682	1 219 780
Intangible assets	785 395	958 217	1 058 638
Investments and loans	10 213	217 774	103 847
Deferred taxation	12 020	120 831	109 946
Current assets	5 468 201	8 052 116	8 375 563
Inventories	1 977 037	3 238 599	3 328 644
Accounts receivable	3 242 335	4 046 447	4 528 728
Short term loan	118 222	122 292	122 292
Bank balances and cash	130 607	644 778	395 899
Total assets	6 872 218	10 524 620	10 867 774
Equity and liabilities			
Capital and reserves	863 635	1 702 068	2 090 920
Outside shareholders' interest	602 630	768 026	753 800
Non-current liabilities	469 602	1 185 943	717 725
Deferred taxation	-	14 324	20 526
Interest bearing liabilities	380 727	1 077 345	600 608
Provisions	88 875	94 274	96 591
Current liabilities	4 936 351	6 868 583	7 305 329
Accounts payable	4 170 457	5 985 388	6 102 708
Provisions	142 344	326 759	338 122
Taxation	62 656	49 395	110 487
Interest bearing liabilities	560 894	507 041	754 012
Total equity and liabilities	6 872 218	10 524 620	10 867 774
Capital expenditure			
Expended during the period	42 228	111 886	239 412
Committed or authorised	17 348	19 651	19 118
Contingent liabilities	11 268	23 701	26 285
Net asset value per share (cents)	48.1	94.8	116.3

ABRIDGED CASH FLOW STATEMENT

	Reviewed Six months ended 31 October 2004 R'000	Reviewed Six months ended 31 October 2003 R'000	Audited Year ended 30 April 2004 R'000
Net cash flows from operating activities	158 259	606 272	1 186 903
Net finance costs	(38 746)	(84 762)	(168 848)
Taxation paid	(199 120)	(159 444)	(265 381)
Cash inflow/(outflow) from operations	(79 607)	362 066	752 674
– Continuing	(79 607)	395 578	653 882
– Discontinued	-	(33 512)	98 792
Net cash flows used in investing activities	70 727	(250 251)	(503 878)
– Continuing	70 727	(179 045)	(296 045)
– Discontinued	-	(71 206)	(207 833)
Net cash flows used in financing activities	41 364	(220 777)	(605 643)
– Continuing	41 364	(157 508)	(586 123)
– Discontinued	-	(63 269)	(19 520)
Net increase/(decrease) in cash held	32 484	(108 962)	(356 847)
Net cash resources			
Cash and cash equivalents	130 607	644 778	395 899
Bank borrowings	-	(285 210)	(284 216)
Net cash resources	130 607	359 568	111 683

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Reviewed 31 October 2004 R'000	Reviewed* 31 October 2003 R'000	Audited 30 April 2004 R'000
Balance at beginning of period	2 090 920	1 612 067	1 612 067
Issue of ordinary shares			
Share issue expenses	-	(3 322)	(3 374)
Unallocated shares in share trust	-	-	(83)
Accumulated surplus in share trust	-	-	23
Movements in distributable reserves			
Income attributable to ordinary shareholders	178 034	190 567	411 477
Movements in non-distributable reserves			
Foreign currency translation reserve	(266 985)	(97 244)	70 810
Distribution to shareholders (net of share incentive trusts)	(1 138 334)	-	-
Balance at end of year	863 635	1 702 068	2 090 920

COMMENTS

With the recent successful conclusion of the management buy-out of the Group's non-Australian assets, the company entered a new phase in its life cycle with ownership of a single asset, namely, 60.3% of Metcash Trading Limited, Australasia.

This operation produced excellent results for the six months, notwithstanding continued fierce competition from the major supermarket chains. Turnover, in Australian Dollars, totalled A$3.5 billion, an increase of 2.23% on the previous year. When converted to Rands, this amounted to R16.2 billion.

Earnings after taxation at A$50.1 million increased by 9.5%. Cash generated from operations declined as a result of the implementation of a defensive strategy to protect market share (A$30 million) and timing/payment terms variations (A$47 million). Trading results for the period have been converted to Rand at an average rate of A$1 = R4.60 (2003 – A$1 = R4.96). The strengthening of the Rand has effectively negated the increase in earnings achieved.

The sale of the non-Australian assets resulted in a net profit of R89 million, disclosed as an exceptional item.

Headline earnings for the period have been distorted by the inclusion in taxation paid of R75.9 million in respect of Capital Gains Tax and Secondary Tax on Companies directly attributable to the management buy-out and subsequent distribution of the net proceeds to shareholders. Accordingly, the comparable headline earnings for the period, adjusted for these exceptional tax items, was 10.4 cents per share (2003 – 11.9 cents per share).

ACCOUNTING POLICIES

This report is prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and the Group's accounting policies are consistent with those applied in the last annual report.

EXCEPTIONAL ITEMS

	Six months ended 31 October 2004 R'000	Six months ended 31 October 2003 R'000	Year ended 30 April 2004 R'000
Profit on disposal of non-Australian assets	89 976	-	-
Loss arising from allotment of shares by the Australian subsidiary	(1 788)	(1 671)	(2 727)
	88 188	(1 671)	(2 727)

BORROWING CAPACITY AND INTEREST BEARING DEBT

In terms of the relevant articles of association, the Group has unlimited borrowing powers.

Interest-bearing debt comprises –

Non-current

A$65 million (R300 million) syndicated loan for the balance of the purchase price of the investment in the Australian subsidiary, bearing interest at approximately 7% per annum, maturing on 30 April 2006.

R81 million in respect of leased assets, payable over five years and bearing interest at approximately 5% per annum.

Current

R561 million, being the current portion of syndicated and securitised loans (A$35 million and A$80 million respectively), amounts owing in respect of leased assets and fluctuating bank borrowings, bearing interest at prime overdraft rates or below.

HEADLINE EARNINGS

The calculation is based on 1 795 237 138 shares (2003 – 1 799 610 563 shares), being the weighted average number of shares in issue during the period under review, after taking cognisance of the consolidation of the share incentive trusts.

DISTRIBUTION TO SHAREHOLDERS

The successful conclusion of the management buy-out of the Group's non-Australian assets resulted in a distribution to shareholders of 64 cents per share. No further distribution or dividend is proposed at this time, but this situation will be reviewed at the financial year end.

CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the detailed cautionary announcement relating to a proposal to acquire all the issued shares of the company at approximately R2.65 per share which appeared on SENS on Monday, 6 December 2004, and which was published in the press today.

AUDIT REVIEW

The information set out above has been reviewed, but not audited, by the Group's auditors, Ernst & Young. Their unqualified review opinion is available for inspection at the company's registered office.

On behalf of the board

Dr F van Zyl Slabbert
Chairman

C S dos Santos
Chief Executive

7 December 2004

DIRECTORATE AND ADMINISTRATION

Directors: Dr F van Zyl Slabbert *(Chairman)**, C S dos Santos *(Chief Executive)*, J L Grainger*, D Kashuv *(Israel)**, B Joseph*, J R McAlpine*, G H Pieterse*, A Reitzer, G B Rubenstein*, V D Rubin, S O Shonhiwa *(Zimbabwe)**, R D Taurog*, C F Turner* *non-executive

Group Company Secretary: P M Gishen *(Miss)*

Registered office: First Floor, 33 Scott Street, Waverley, Johannesburg 2090 (PO Box 1970, Highlands North 2037)

Transfer secretaries: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107)

Sponsor: Sasfin Corporate Finance, a Division of Sasfin Bank Limited, Sasfin Place, North Block, 13 – 15 Scott Street, Waverley, Johannesburg 2090 (PO Box 95104, Grant Park 2051)